AMERICAS SILVER CORPORATION

Computershare

8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

BQHQ 000001

SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X X9X
CANADA

Security Class
COMMON SHARES

Holder Account Number

C9999999999 IND

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Form of Proxy - Special Meeting to be held on January 9, 2019

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **Unless directed otherwise, this proxy will be voted in favour of the matters to be acted upon at the meeting, as more particularly described in the management proxy circular (the "Circular") of Americas Silver Corporation (the "Corporation") dated December 4, 2018.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 10:00 a.m. (Toronto time) on January 7, 2019.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

To Receive Documents Electronically

- You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com and clicking at the bottom of the page.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER 23456 78901 23456

SAM SAMPLE

C9999999999

IND C02

Appointment of Proxyholder

I/We, being holder(s) of Americas Silver Corporation hereby appoint: Darren Blasutti, President & Chief Executive Officer, or failing him, Warren Varga, Chief Financial Officer, or failing him, Peter McRae, Sr. Vice President, Corporate Affairs & Chief Legal Officer

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Special Meeting of shareholders of Americas Silver Corporation to be held at the offices of Blake, Cassels & Graydon LLP, 199 Bay Street, Suite 4000, Toronto, Ontario M5L 1A9 on Wednesday, January 9, 2019 at 10:00 a.m. (Toronto time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. **Charter Amendment Resolution** To consider, and, if deemed appropriate, to pass, with or without variation, a special resolution, the full text of which is set forth in Appendix "A" to the Circular, to amend the articles of incorporation of the Corporation (as amended) to create a new class of non-voting preferred shares in the capital of the Corporation, the terms of which are attached as Appendix "B" to the Circular, to be issued in connection with the agreement and plan of merger between the Corporation, R Merger Sub, Inc. and Pershing Gold Corporation dated September 28, 2018 (the "**Merger Agreement**").	☐	☐

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	For	Against
2. **Issuance Resolution** To consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in Appendix "A" to the Circular, to ratify and approve the plan of merger set forth in the Merger Agreement.	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

B Q H Q 285409 1 P R A R 0 99999

AMERICAS SILVER CORPORATION

Computershare

8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

BQHQ 000002

SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X X9X
AUSTRALIA

Security Class
COMMON SHARES

Holder Account Number

C9999999999 IND

Fold

Form of Proxy - Special Meeting to be held on January 9, 2019

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **Unless directed otherwise, this proxy will be voted in favour of the matters to be acted upon at the meeting, as more particularly described in the management proxy circular (the "Circular") of Americas Silver Corporation (the "Corporation") dated December 4, 2018.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Fold

Proxies submitted must be received by 10:00 a.m. (Toronto time) on January 7, 2019.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

312-588-4290 Direct Dial

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

To Receive Documents Electronically

- You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com and clicking at the bottom of the page.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER 23456 78901 23456

SAM SAMPLE

C9999999999

IND C02

Appointment of Proxyholder

I/We, being holder(s) of Americas Silver Corporation hereby appoint: Darren Blasutti, President & Chief Executive Officer, or failing him, Warren Varga, Chief Financial Officer, or failing him, Peter McRae, Sr. Vice President, Corporate Affairs & Chief Legal Officer

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Special Meeting of shareholders of Americas Silver Corporation to be held at the offices of Blake, Cassels & Graydon LLP, 199 Bay Street, Suite 4000, Toronto, Ontario M5L 1A9 on Wednesday, January 9, 2019 at 10:00 a.m. (Toronto time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. **Charter Amendment Resolution** To consider, and, if deemed appropriate, to pass, with or without variation, a special resolution, the full text of which is set forth in Appendix "A" to the Circular, to amend the articles of incorporation of the Corporation (as amended) to create a new class of non-voting preferred shares in the capital of the Corporation, the terms of which are attached as Appendix "B" to the Circular, to be issued in connection with the agreement and plan of merger between the Corporation, R Merger Sub, Inc. and Pershing Gold Corporation dated September 28, 2018 (the "**Merger Agreement**").	☐	☐
2. **Issuance Resolution** To consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in Appendix "A" to the Circular, to ratify and approve the plan of merger set forth in the Merger Agreement.	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

BQHQ 285409 1PR AR0 99999